Exhibit 99.1

Richmont Mines Provides Exploration and Delineation Drilling Update for the Island Gold Mine; New High Grade Mineralization Identified: 20.6 g/t of gold over 11.3 metres (core length) in the Eastern Lateral Extension

TORONTO, March 30, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation"), is pleased to provide an update from its strategic exploration and delineation drilling program currently underway at the cornerstone Island Gold Mine. Recent exploration drilling has identified new high-grade mineralization located approximately 800 metres east of the main Island Gold deposit with hole GD-640-05 intersecting 20.6 g/t gold over 11.3 metres (core length). All results are reported with estimated true width, unless otherwise indicated, and high-grade assays are capped at 225 g/t gold for the Lower C zone and 70 g/t for the E1E zone, the main mineralized zone east of the second dyke.

"Results from the strategic drilling program at the Island Gold Mine continue to demonstrate the significant near-term potential of this high quality deposit. In the eastern lateral extension, drilling has identified a new mineralized zone in the down plunge extension of a high-grade trend that was identified in 2016. This new area is located only 500 metres east and below the new resource blocks, which indicates that the structure could continue at depth." stated Renaud Adams, CEO. He continued, "The early results from our delineation drilling in the Expansion Case PEA area indicate the significant potential to further expand our reserves at higher than current average grades. In 2017 we will continue to advance our systematic drilling program with an overall focus on positively impacting our near-term mine life and identifying the next million ounces of resources outside the Expansion Case PEA area."

2017 DRILLING PROGRAM – ISLAND GOLD MINE (Figure 1)

The 2016 delineation drilling program contributed to a 34% increase in reserves at an 11% higher grade, while the exploration program delivered more than 450,000 ounces of new inferred resources at a cost of less than $35 per ounce discovered. As of December 31, 2016, the Island Gold Mine increased its reserve base to 752,200 ounces of gold at a higher grade of 9.17 g/t, while inferred resources increased to 995,700 ounces of gold at a higher grade of 10.18 g/t.

The 2017 drilling program currently underway continues to build on positive results achieved in 2016 and is focused on three key priorities: 1) to expand near-mine resources outside the Expansion Case PEA area, both laterally and at depth; 2) to further expand the reserve base, primarily within the Expansion Case PEA area; and 3) continuing to test high priority regional gold targets across the prospective Island Gold Mine property.

Eastern Lateral Exploration and Infill Drilling Program (Figure 2)

The 2016 drilling program successfully added two new inferred resource blocks in the eastern lateral extension, approximately 300 metres east of the Expansion Case PEA area, between the 340 and the 750 metre levels. The largest inferred resource block contains approximately 290,000 tonnes at a grade of 10.35 g/t of gold (approximately 95,000 ounces of gold). These two new blocks are relatively shallow and easily accessible from the existing mine infrastructure. As a result, the 2017 exploration program is following up on the eastern lateral extension area, particularly on a high-grade intersection (Hole GD-630-01) of 25.27 g/t gold over 3.85 metres located approximately 500 metres east of the new resource blocks that was identified in 2016, and continues to target the extension and infill of the new resource blocks.

Recent drilling in the eastern lateral extension has been focused in the down plunge extension of Hole GD-630-01. Highlights include:

•	Hole GD-640-05 intersected 20.57 g/t (26.55 g/t uncut) of gold over a core length of 11.3 metres, at a vertical depth of approximately 1,000 metres;
•	Hole GD-640-04, located approximately 150 metres above hole GD-640-05, intersected 7.38 g/t gold over 3.27 metres.

One directional drill rig has been redeployed to this area to follow-up on the exploration success in this area. The initial 2017 directional drill hole (GD-640-05-1) was completed between holes GD-640-04 and GD-640-05 noted above, and intersected two high-grade intervals at the same elevation, but located 40 to 50 metres north of GD-640-05. The first interval intersected 16.1 g/t gold (28.13 g/t uncut) over a core length of 8.33 metres and the second intersected 10.16 g/t gold (17.32 g/t uncut) over a core length of 5.74 metres. Additional drilling will be required to better understand the geometry and true width of this new area of high-grade mineralization. This new discovery represents significant upside to the potential extension of the eastern lateral corridor. A second directional drill rig will be added to accelerate drilling in this area.

Exploration and infill drilling has continued from the 340 metre level exploration drift that targets a potential extension and infill of the current resource blocks that were identified in 2016. One drill rig is working in the area and another drill rig will be added on the 620 metre level once the 300 metre extension of the exploration drift is completed in the second half of the year.

Recent highlights from Eastern Lateral exploration and infill drilling from the 340 metre level exploration drift (subsequent to the October 12, 2016 exploration press release), include (Table 2):

•	Hole 340-576-02: 8.50 g/t gold over 2.00 metres;
•	Hole 340-588-08: 14.96 g/t gold over 2.00 metres;
•	Hole 340-588-11: 10.10 g/t gold over 3.00 metres;
•	Hole 340-588-12: 10.24 g/t gold over 3.00 metres;
•	Hole 340-588-13: 33.60 g/t gold over 2.00 metres;
•	Hole 340-588-14: 10.60 g/t gold over 2.00 metres;
•	Hole 340-588-15: 11.44 g/t gold over 4.36 metres.

A total of 8,232 metres (33 holes) of exploration and infill drilling of the planned 37,000 metres have been completed to date in the eastern lateral area.

Deep Directional Exploration Drilling Program Highlights: (Figure 3)

The successful 2016 deep drilling program identified a new large inferred resource block of 760,000 tonnes at a grade of 9.53 g/t gold (approximately 230,000 ounces) in the eastern down plunge extension, located between the 1,050 and the 1,300 metre levels.

The deep directional exploration drilling program continues in 2017 and targets the expansion of the new resource block. A total of 16,000 metres of deep directional drilling and 20,000 metres of underground drilling are planned in 2017. The underground drilling will be primarily completed from the 860 metre level exploration drift (400 metre length) that is scheduled to be completed in 2017.

Results to date continue to be encouraging with Hole MH1-10 intersecting 24.5 g/t gold over 3.76 metres. In the eastern portion of this area, Hole MH8 intersected 4.6 g/t gold over 2.24 metres, demonstrating that the mineralization remains open to the east.

In the western area, mineralized zones were intersected and additional drilling is required to better understand the structural geology at depth, however these new zones increase the overall potential of the down plunge extension and provide new high quality targets for follow up drilling.

A total of 5,052 metres (10 holes) have been drilled to date and three surface directional drill rigs are presently working in this area.

Other highlights from the deep directional exploration and infill drilling include (Table 3):

•	Hole MH2A-7: 11.36 g/t gold over a core length of 10.40 metres (Zone X);
•	Hole MH2A-8: 10.37 g/t gold over 9.17 metres;
•	Hole MH2A-10: 6.16 g/t gold over 11.58 metres;
•	Hole MH5-1A: 9.27 g/t gold over 5.93 metres.

EXPANSION CASE PEA DELINEATION DRILLING PROGRAM (Figure 4)

For 2017, a total of 30,000 metres of delineation drilling is planned within the Expansion Case PEA area, primarily in the fourth mining horizon located between the 860 and 1,000 metre levels. Currently, two drill rigs are working in the area and a total of 6,866 metres (40 holes) have been completed to date.

Drilling continues to demonstrate the potential for additional reserve growth, including ounces and grade, primarily through the conversion of the high-grade inferred resources located in the fourth horizon. Results to date also demonstrate the potential to identify additional resources as high-grade mineralization continues to be intersected between the inferred resource blocks.

Recent drilling highlights from delineation and infill drilling completed within the Expansion Case PEA area, which have not been included in the December 2016 Resource and Reserve update include (Table 1):

•	Hole 740-465-08: 43.05 g/t gold over 5.13 metres;
•	Hole 740-465-16: 96.47 g/t gold over 5.08 metres;
•	Hole 740-465-15: 23.29 g/t gold over 3.51 metres;
•	Hole 740-465-20: 24.56 g/t gold over 3.85 metres;
•	Hole 740-483-21: 34.13 g/t gold over 3.53 metres;
•	Hole 820-520-08: 53.64 g/t gold over 6.53 metres;
•	Hole 820-520-13: 30.20 g/t gold over 3.62 metres.

Phase 2 Regional Drilling Program

The Phase 2 regional drilling program is designed to continue to evaluate the potential extension of the mineralization below the Kremzar mine as well as other previously identified high-priority gold targets located elsewhere on the highly prospective 77 km2 Island Gold property. The Phase 2 regional drilling program is expected to begin later in 2017.

Qualified Persons

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Daniel Adam P. Geo., Ph.D., Richmont's Vice-President, Exploration, a Qualified Person as defined by NI 43-101.

Quality Control

Assays for the exploration drilling were done at LabExpert in Rouyn-Noranda. Mineralized zones samples will be resent for verification to an accredited laboratory. The Corporation inserts at regular intervals quality control (QC) samples (blanks and reference materials) to monitor laboratory performance.

About Richmont Mines Inc.

Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include, without limitation, changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations and the failure of our exploration drilling programs to identify significant new resources or targets or expand existing resources could also affect the results. Other risks are set out in Richmont's Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC. The requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101) adopted by the Canadian Securities Administrators differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC").

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

Tables of Drill Results

TABLE 1 INFILL DELINEATION IN PEA AREA
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
490-525-01	63	46.45	48.75	2.12	6.18	6.18	C	469
490-525-03	84	61.75	65.50	2.97	6.35	6.35	C	516
740-465-02	220	160.80	166.25	3.96	9.80	9.80	C	858
740-465-03	264	128.90	132.60	3.68	38.66	38.66	C	805
740-465-04	189	129.10	133.10	3.52	161.34	85.33	C	817
including		129.10	131.80	2.37	238.42	125.82
740-465-07	249	131.75	138.00	5.12	16.00	16.00	C	790
740-465-08	186	127.45	133.15	5.13	46.42	43.05	C	801
including		132.10	133.15	0.94	237.78	219.50
740-465-09	210	150.55	157.10	5.21	6.21	6.21	C	839
740-465-15	387	276.29	282.43	3.51	29.78	23.29	C	1,004
including		281.02	281.50	0.27	308.12	225.00
740-465-16	255	192.14	200.00	5.08	114.93	96.97	C	900
740-465-17	345	205.40	210.30	3.44	19.35	19.35	C	919
740-465-20	393	291.05	299.45	4.61	24.56	24.56	C	1,020
740-465-21	546	329.75	347.60	6.46	7.48	7.48	C	1,069
740-465-23	297	223.00	226.65	2.34	61.34	50.84	C	941
including		224.60	225.35	0.48	276.11	225.00
740-471-10	270	193.80	210.00	5.60	34.13	18.84	C	909
including		194.30	195.80	0.52	329.52	164.34
740-471-13	200	146.80	150.33	2.92	6.28	6.28	C	841
740-471-14	354	162.47	166.40	3.04	6.17	6.17	C	863
740-471-16	186	135.84	141.26	4.37	27.47	17.58	C	820
including		136.38	137.20	0.66	167.79	102.38
740-471-22	186	163.08	168.12	4.60	6.14	6.14	C	670
740-471-23	252	159.20	162.60	3.20	6.89	6.89	C	684
740-471-24	351	318.35	333.10	4.10	13.52	11.28	C	1,030
including		318.35	321.55	0.89	56.39	46.08
740-471-31	402	345.06	364.73	8.31	13.26	13.26	C	1,061
740-471-32	441	335.93	348.56	4.95	13.74	13.74	C	1,058
740-471-34	420	218.00	226.00	3.42	9.29	9.29	C	939
740-477-17	270	195.40	203.15	4.14	8.26	8.26	C	892
740-477-19	231	149.80	158.90	7.71	12.84	12.84	C	840
740-477-20	210	141.38	148.81	6.52	6.32	6.32	C	820
740-477-26	225	133.55	142.50	6.60	9.55	9.55	C	741
740-477-29	600	262.10	276.86	6.04	16.07	16.07	C	973
740-477-30	312	236.95	243.00	3.29	83.08	60.15	C	939
including		238.80	241.65	1.55	173.08	124.40
740-477-33	300	218.80	231.10	6.57	32.47	32.47	C	924
740-477-36A	192	156.65	161.52	4.53	8.50	8.50	C	720
740-477-37	405	385.70	399.20	4.95	11.76	11.76	C	1,085
740-477-40	450	382.49	388.07	2.24	38.62	38.62	C	1,083
740-477-42	430	351.45	370.50	8.00	9.92	9.92	C	1,059
740-477-43	383	161.70	169.30	6.20	16.94	16.94	C	847
740-483-19	245	144.65	147.75	2.85	12.81	12.81	C	769
740-483-21	402	295.04	303.08	3.53	34.13	34.13	C	989
740-483-22	381	236.52	242.50	3.46	26.37	26.37	C	930
800-496-01	162	119.00	123.00	2.53	18.21	18.21	C	903
800-511-01	189	67.90	74.80	4.72	23.36	23.36	C	858
800-511-02	87	58.71	68.00	8.60	6.16	6.16	C	823
800-512-01	138	109.00	115.30	4.28	6.90	6.90	C	833
800-512-02	186	145.70	156.00	6.39	21.45	16.17	C	897
800-512-04	170	89.80	105.40	8.79	60.16	60.16	C	859
800-512-05	189	98.00	109.20	5.92	18.37	18.37	C	875
820-520-01	153	138.20	141.50	3.28	59.86	52.67	C	816
including		138.20	139.50	1.29	147.79	129.54
820-520-08	210	194.11	202.35	6.53	61.01	53.64	C	924
including		194.52	197.60	2.44	122.76	103.04
820-520-13	237	213.80	218.80	3.62	34.52	30.20	C	952
including		217.30	217.85	0.40	264.27	225.00

TABLE 2 EASTERN LATERAL EXPLORATION AND INFILL DRILLING
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
340-576-01	402	305.00	314.65	2.00	5.17	5.17	E1E	559
340-576-02	500	435.20	444.13	2.00	9.08	8.50	E1E	663
340-579-01	258	172.30	176.00	2.57	2.69	2.69	E1E	427
340-584-01	126	96.10	99.40	3.03	3.19	3.19	E1E	325
340-584-02	303	110.59	113.96	2.70	1.51	1.51	E1E	353
340-584-03	160	119.50	126.10	4.87	1.98	1.98	E1E	369
340-586-06	201	115.22	118.60	2.68	7.63	7.63	E1E	375
including		118.22	118.60	0.30	59.86	59.86
340-586-07	273	172.30	176.90	2.00	3.16	3.16	E1E	436
340-586-08	420	213.10	218.40	2.00	9.50	8.38	E1E	479
including		214.00	214.50	0.19	81.94	70.00
340-586-09	430	262.00	272.40	2.00	1.73	1.73	E1E	529
340-588-08	453	213.00	218.10	2.00	14.96	14.96	E1E	471
340-588-09	430	302.75	313.45	2.10	3.62	3.62	E1E	554
340-588-10	150	96.60	99.60	2.51	0.81	0.81	E1E	310
340-588-11	315	122.37	126.67	3.00	13.90	10.10	E1E	358
including		125.37	125.87	0.35	102.69	70.00
340-588-12	255	155.60	160.75	3.00	10.24	10.24	E1E	403
340-588-13	399	202.60	207.50	2.00	54.28	33.60	E1E	452
340-588-14	378	264.00	273.70	2.00	17.02	10.60	E1E	516
including		265.80	266.80	0.21	132.27	70.00
340-588-15	222	124.42	130.50	4.36	19.84	11.44	E1E	376
including		125.10	125.90	0.57	133.89	70.00
340-588-16	453	382.80	395.80	2.00	0.93	0.93	E1E	614
340-588-17	498	265.00	278.00	3.00	5.54	4.98	E1E	522
including		272.00	272.50	0.25	84.55	70.00
340-588-18	321	173.50	178.30	2.30	12.44	5.69	E1E	411
including		175.10	175.40	0.14	177.98	70.00
GD-640-01	975	731.60	738.60	4.24	0.08	0.08	E1E	686
GD-640-02	1,029	779.10	789.20	5.34	3.66	3.66	E1E	756
GD-640-04	1,050	888.50	894.50	3.27	8.81	7.38	E1E	852
including		890.20	890.80	0.33	84.31	70.00
GD-640-05	1,264	1,055.20	1,066.50	11.3 c.l.	26.55	20.57	E1E	1,020
including		1,056.00	1,057.50	1.50	115.11	70.00
GD-640-05-1	1,500	1,083.20	1,091.53	8.33 c.l.	28.13	16.10	X	1,029
including		1,086.75	1,090.10	3.35 c.l.	63.25	33.34
		1,110.56	1,116.30	5.74 c.l.	17.32	10.16	X	1,042
including		1,110.86	1,111.56	0.7 c.l.	128.71	70.00

TABLE 3 DEEP DRILLING PROGRAM, EXPLORATION AND INFILL
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
MH1-10	1,613	1,350.10	1,356.90	3.76	24.54	24.54	C	1,233
including		1,354.00	1,354.80	0.44	179.67	179.67
MH2A-7	1,607	1,194.20	1,198.70	4.5 c.l.	7.17	6.08	X	1,047
MH2A-7	1,607	1,241.00	1,251.40	10.4 c.l.	11.36	11.36	X	1,085
MH2A-7	1,607	1,312.90	1,319.47	4.80	4.72	4.72	E1E	1,139
MH2A-8	1,433	1,278.82	1,289.47	9.17	11.22	10.37	E1E	1,108
including		1,288.64	1,289.00	0.31	95.21	70.00
MH2A-9B	1,500	1,299.26	1,306.46	5.89	2.66	2.66	E1E	1,134
MH2A-10	1,472	1,300.10	1,316.00	11.58	13.25	6.16	E1E	1,169
including		1,300.50	1,300.80	0.22	383.01	70.00
		1,315.70	1,316.00	0.22	133.06	70.00
MH4-4	1,373	1,326.90	1,331.45	3.09	4.10	4.10	C	1,138
MH4-4B	1,505	1,211.15	1,217.10	5.95 c.l.	103.86	5.09	X	1,046
including		1,216.45	1,216.75	0.3 c.l.	2028.91	70.00
MH4-5	1,628	1,346.96	1,351.10	2.51	4.63	4.63	C	1,177
MH5-1	1,523	1,082.60	1,084.55	1.95 c.l.	4.59	4.59	X	948
MH5-1A	1,523	1,321.88	1,329.15	5.93	9.27	9.27	C	1,128
including		1,326.73	1,327.20	0.38	102.07	102.07
MH5-2	1,529	1,323.58	1,329.43	4.40	5.08	5.08	C	1,132
MH5-3	1,517	1,383.40	1,388.55	3.81	0.95	0.95	C	1,215
MH-6	1,857	1,440.50	1,453.05	9.44	0.91	0.91	C	1,261
MH-8	1,576	1,378.50	1,382.10	2.24	4.60	4.60	E1E	1,195
High-grade capping values: Lower Island C Zone (225 g/t) Lower X2-E1E Zone, East Lateral E1E Zone and X Zone (70 g/t Au)

SOURCE Richmont Mines

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/30/c5286.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 06:30e 30-MAR-17